Exhibit 99.1

TransAlta Announces Supplemental Changes to Stock Option Plan

CALGARY, April 3, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today announced that it has adopted certain changes to its Stock Option Plan.

In TransAlta's management information circular dated March 9, 2020 (the "Information Circular") for its upcoming annual and special meeting of shareholders scheduled to be held on April 21, 2020 (the "Meeting"), the Company disclosed that it is seeking approval by its shareholders at the Meeting to amend its Stock Option Plan solely to increase the number of shares available for issuance pursuant to options granted under the Stock Option Plan. In the meantime, in order to align features of the Stock Option Plan with current best governance and market practices, the Company has adopted certain changes to the Stock Option Plan's amendment provisions to further limit the Board of Director's ability to make amendments without shareholder approval in the future. As a result of these changes, the amendment provisions in the Stock Option Plan require that majority shareholder approval be obtained for any changes to the Stock Option Plan (in addition to those enumerated items already requiring shareholder approval) that would: (i) reduce the exercise price of (or any cancellation and re-grant of an option that would reduce the exercise price of) options or other entitlements held by non-insiders; (ii) extend the term of options held by non-insiders beyond their original expiry date; (iii) expand the Stock Option Plan's eligibility criteria or participation limits (including amendments to the definition of "participant") applicable to non-employee directors; and (iv) permit options to be transferred or assigned other than for normal estate settlement purposes. At the Meeting, shareholders will still be asked to approve an ordinary resolution to increase the number of shares available for issuance under the Stock Option Plan, as described in the Information Circular. TransAlta's Board of Directors continues to unanimously recommend that shareholders vote "FOR" the increased allocation under the Stock Option Plan, which will only become effective if approved by shareholders at the Meeting.

A copy of the updated Stock Option Plan, which reflects the changes described above, will be available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further details in respect of the Meeting are available in the Information Circular and related proxy materials, which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its website at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2020/03/c0886.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:49e 03-APR-20